[Letterhead of PokerTek, Inc.]

June 11, 2008

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Dale Welcome

Re:	PokerTek, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
File No. 000-51572

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated May 30, 2008 from John Cash of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mark D. Roberson, the Chief Financial Officer of PokerTek, Inc. (the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended March 31, 2008 (the “Form 10-Q”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s May 30, 2008 letter. Page numbers referred to in the responses below reference the applicable pages of the Form 10-K or Form 10-Q, as appropriate. Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K and Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2007

Controls and Procedures - Changes in Internal Control over Financial Reporting, page 26

Comment 1: We note that your disclosure does not address whether the initiatives implemented by management occurred during the fourth quarter of 2007. Please supplementally tell us whether these changes in internal control over financial reporting occurred during the fourth quarter of 2007. Additionally, please revise future filings to disclose the information required by Item 308T(b) of Regulation S-K.

Response 1: The Company supplementally advises the Staff that the changes in internal control over financial reporting identified in Item 9A(T) of the Form 10-K were implemented during the fourth quarter of the year ended December 31, 2007. With respect to its future filings, the Company will continue to disclose the information required by Item 308T(b) of Regulation S-K.

Consolidated Financial Statements, page F-1

Note 1 - Nature of Business and Significant Accounting Policies

Revenue Recognition, page F-7

Comment 2: Please tell us and revise future filings to disclose your revenue recognition policy related to product sales made to Aristocrat.

Response 2: The Company supplementally advises the Staff that it will comply with its request in applicable future filings with the Commission. The Company’s revenue recognition policy with regard to product sales made to Aristocrat is as follows:

The Company recognizes revenue on its product sales to Aristocrat in accordance with Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition” (as amended by SOP No. 98-4 and SOP No. 98-9), and Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as updated by SAB 104, “Revenue Recognition.”

Revenues from product sales are recognized when all of the following have occurred:

•	Persuasive evidence of an arrangement exists. Products are shipped following receipt of an official purchase order from Aristocrat, representing persuasive evidence of an arrangement.

•	The fee is fixed or determinable. Products are sold to Aristocrat at agreed-upon prices, generally on a cost-plus basis, and are not subject to subsequent adjustments or true-ups following the sale.

•
Delivery has occurred. Delivery occurs at the time the product is physically delivered to Aristocrat in accordance with its instructions. Aristocrat is responsible for installation of the product at its customer locations, as well as for providing training and customer support.

•
Collectibility is reasonably assured. The Company has a history of doing business with Aristocrat and has not experienced collection issues. Collectibility is deemed to be reasonably assured at the time of delivery.

•	Title and risk of loss have passed to the customer. Title and risk of loss pass to Aristocrat at the time of product delivery.

Investments in Auction Rate Securities, page F-7

Comment 3: You have indicated that at December 31, 2007, your auction rate securities were classified as “available for sale” under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. However, it does not appear that disclosures required by SFAS 115 have been presented. In this regard, please supplementally provide to us and revise future filings to present the disclosures required by paragraphs 19-21 of SFAS 115.

Response 3: The Company supplementally advises the Staff that it will comply with its request in applicable future filings with the Commission. The disclosures required by paragraphs 19-21 of Statement of Financial Accounting Standards (“SFAS”) No. 115 are supplementally provided below:

				Unrealized Loss
				in Accumulated
March 31, 2008	Cost	Fair Value	Carrying Value	OCI
Short-term	$-	$-	$-	$-

Long-term	$3,900,000	$3,723,044	$3,723,044	$(176,956)

				Unrealized Loss
				in Accumulated
December 31, 2007	Cost	Fair Value	Carrying Value	OCI
Short-term	$5,950,000	$5,950,000	$5,950,000	$-

Long-term	$-	$-	$-	$-

				Unrealized Loss
				in Accumulated
December 31, 2006	Cost	Fair Value	Carrying Value	OCI
Short-term	$7,550,000	$7,550,000	$7,550,000	$-

Long-term	$-	$-	$-	$-

Contractual maturities of Investments in Debt Securities at December 31, 2007 are as follows:

			Over 5 to 10
	Within 1 Year	Over 1 to 5 Years	Years	Over 10 Years	Total

Available for Sale Auction Rate Securities	$-	$-	$-	$5,950,000	$5,950,000

Total Debt Securities	$-	$-	$-	$5,950,000	$5,950,000

During 2007, 2006 and 2005, the Company purchased a total of $27.0 million, $10.1 million and $15.1 million of debt securities, respectively, and sold a total of $28.6 million, $17.6 million and $0.0 million of debt securities, respectively. The purchase and sale value of the debt securities approximated the principal value of the securities. At December 31, 2007 and December 31, 2006, there were no unrealized losses in accumulated other comprehensive income as market value approximated cost.

Note 2 - PokerPro Systems, page F-11

Comment 4: Please supplementally tell us and disclose in future filings the point at which you reclassify PokerPro inventory into PokerPro systems and begin depreciation.

Response 4: PokerPro systems are transferred from the Company’s inventory account to the PokerPro systems account at the time the units are fully assembled, configured, tested and otherwise ready for use by a customer. Because the configuration of each PokerPro system is unique to the specific customer environment in which it is being placed, the final steps to configure and test the unit generally occur immediately prior to shipment. Depreciation expense for PokerPro systems begins in the month of transfer of each PokerPro system.

Comment 5: Please confirm and disclose that PokerPro systems represent your equipment held by customers at casino sites under license agreements.

Response 5: PokerPro systems represent equipment owned by the Company. The majority of this equipment is operated at customer sites pursuant to contractual license agreements. PokerPro systems may also include temporarily idle equipment returned from customer locations and equipment used by the Company for demonstration or testing purposes. The cost of temporarily idle equipment and related accumulated depreciation is disclosed in the Notes to the Consolidated Financial Statements in the Form 10-K and the Form 10-Q.

Note 9 - Shareholders’ Equity - Warrants, page F-14

Comment 6: Please supplementally provide us with your analysis as to the appropriate classification of the April 2007 warrants under EITF 00-19.

Response 6: On April 23, 2007, the Company entered into a Securities Purchase Agreement (the “Agreement”) by and among the Company and various investors (together, the “Investors”). Pursuant to the Agreement, the Company issued and sold an aggregate of 1,444,444 shares of its common stock, no par value per share (the “Common Stock”), in a private placement to the Investors for a purchase price of $9.00 per share (the “Private Placement”). As part of the Private Placement, the Company also issued each Investor a warrant (together, the “Warrants”) to acquire additional shares of Common Stock (the “Warrant Shares”). The Warrants, which expire on April 26, 2012, are convertible into an aggregate of 439,541 Warrant Shares at an exercise price of $10.80 per Warrant Share. To comply with certain rules and regulations of The NASDAQ Stock Market LLC (“NASDAQ”) relating to the maximum number of shares issuable in a transaction without obtaining shareholder approval, the initial number of Warrant Shares issuable was 439,541 and the Warrants contain additional provisions limiting the issuance of Warrant Shares to avoid exceeding the limits imposed by such rules and regulations. As required by the Agreement, the Company is in the process of seeking shareholder approval at its 2008 annual meeting to increase the number of Warrant Shares issuable to 505,555 and to allow issuances above the limits imposed by NASDAQ rules and regulations if certain anti-dilution provisions in the Warrants are triggered.

In connection with the Agreement, the Company also entered into a Registration Rights Agreement (the “Rights Agreement”), dated April 26, 2007, that required the Company to file a registration statement to cover resale of the Common Stock and the Warrant Shares (the “Registration Statement”). The Registration Statement was filed with the Commission on August 1, 2007 and declared effective by the Commission on August 10, 2007. Under the Rights Agreement, among other things, if the Registration Statement ceases to be effective for more than 15 consecutive days or an aggregate of 45 days in any 365-day period (an “Event”), then on the date of such Event and on its monthly anniversary, the Company is required to pay to each Investor who purchased securities in the Private Placement certain liquidated damages equal to 2% of the aggregate investment amount paid by each such Investor under the Agreement (“Liquidated Damage Payments”). The total amount of Liquidated Damage Payments payable by the Company pursuant to all Events is capped at an aggregate of $1 million. In addition, partial Liquidated Damage Payments would be due (on a daily pro-rata basis) for any portion of a month prior to the cure of an Event.

The terms and features of the Warrants have been evaluated under the guidance set forth in Emerging Issues Task Force (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF No. 00-19”). The Company considered the provisions of EITF No. 00-19 with respect to the Warrants and concluded that all of the criteria for classification as equity were met.

In evaluating the classification of the Warrants under EITF No. 00-19 and the related registration rights set forth in the Rights Agreement, the Company also considered the guidance of Financial Accounting Standards Board (“FASB”) Staff Position No. 00-19-02, “Accounting for Registration Payment Arrangements” (“FSP No. 00-19-02”). In accordance with FSP No. 00-19-02, the Warrants subject to the registration provisions contained in the Rights Agreement were recognized and measured in accordance with EITF No. 00-19, without regard to the contingent obligation to make Liquidated Damage Payments.

The Company’s analysis and basis for its conclusions are as follows:

(1)    As discussed in paragraphs 7-9 of EITF No. 00-19, the initial balance sheet classification of the Warrants is based on the concept that contracts requiring net-cash settlement are assets or liabilities and contracts requiring settlement in shares are equity. The Company notes that the Warrants may be physically settled or net share settled at each Investor’s option, and do not contain any net-cash settlement provisions, or provisions deemed under EITF No. 00-19 to be equivalent to net-cash settlement provisions.

(2)    Paragraphs 10-11 of EITF No. 00-19 pertain to reclassification of the contract after the initial determination of equity. The Company did not note any conditions at subsequent balance sheet dates that would require reclassification of the Warrants.

(3)    Paragraphs 12-32 of EITF No. 00-19 discuss additional conditions necessary for equity classification. The following is a brief discussion of such conditions and the Company’s assessment of its compliance with those conditions:

•	EITF No. 00-19, paras. 14-18: Does the contract permit the company to settle in unregistered shares?

The Company has determined that the Warrants may be settled in unregistered shares and a failed registration statement (or failure of the existing effective Registration Statement) would not affect the Company’s ability to settle in unregistered shares. Registration of the resale of the Warrant Shares was required pursuant to the Rights Agreement entered into in connection with the Agreement, and the Warrant Shares have been so registered by the currently effective Registration Statement.

In accordance with FSP No. 00-19-02, the Company recognized and measured the contingent Liquidated Damage Payments as a separate unit of account from the Warrant Shares and Warrants and concluded that a transfer of consideration was not probable using the criteria established in Financial Accounting Standards No. 5, “Accounting for Contingencies” at each balance sheet date.

•
EITF No. 00-19, para. 19: Does the company have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the contract could remain outstanding?

The Company has 100,000,000 authorized shares of Common Stock. The Company currently has 10,934,464 shares of Common Stock outstanding. The only other existing commitments of the Company that may require the issuance of Common Stock during the maximum period that the Warrants could remain outstanding are 2,008,600 shares of Common Stock that may be issued upon the exercise of currently outstanding stock options and 200,000 shares of Common Stock that may be issued upon the exercise of certain warrants held by the underwriter (and affiliates thereof) of the Company’s initial public offering. Accordingly, the Company currently has sufficient authorized and unissued shares available to settle the Warrants.

•	EITF No. 00-19, paras. 20-24: Does the warrant contain an explicit limit on the number of shares to be delivered in a share settlement?

Each Warrant places a limit on the number of shares issuable upon exercise such that the holder of the Warrant will own not more than 4.9% of the Company’s outstanding shares of Common Stock.

•	EITF No. 00-19, para. 25: Is the company required to make cash payments to the counterparty in the event the company fails to make timely filings with the SEC?

The Company is not required to cash settle the Warrant Shares or the Warrants in the event the Company fails to make timely filings with the Commission. However, as noted above, upon the occurrence of an Event, the Company is required to pay monthly Liquidated Damage Payments equal to 2% of the aggregate investment amount to each Investor, up to an aggregate amount of $1 million. Those contingent Liquidated Damage Payments were evaluated in connection with FSP No. 00-19-02 and, accordingly, the Company recognized and measured the contingent registration payment as a separate unit of account from the Warrant Shares and the Warrants. The Registration Statement was declared effective by the Commission on August 10, 2007. Payment of Liquidated Damages was not deemed probable and no accrual was deemed necessary.

•	EITF No. 00-19, para. 26: Is the company required to make “top off” or “make whole” cash payments to the investors?

There is no requirement to make any additional cash payments to the Investors.

•	EITF No. 00-19, paras. 27-28: Does the warrant allow the holder to net cash settle?

Neither the Agreement nor the Rights Agreement allows the holder of the Warrants to net cash settle.

•	EITF No. 00-19, paras. 29-32: Are there any provisions in the contract that provide the holder with any rights that rank higher than the common shareholders in the event of bankruptcy?

The Investors do not have any special rights by virtue of any provisions in the Agreement or the Rights Agreement.

•
EITF No. 00-19, para. 32: Must the company post collateral to the holder at any point or for any reason to ensure that the company fulfills its obligation to deliver shares upon exercise of the conversion option?

There is no requirement for the Company to post collateral.

The Company updates its analysis of the equity classification of the Warrants and the accounting for contingent Liquidated Damage Payments on a quarterly basis.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 2 - Investments in Auction Rate Securities, page 5

Comment 7: It appears that amounts which appear in your reconciliation of the beginning and ending balances of fair value measurements using significant unobservable inputs (level 3) may not be correctly stated. Please revise future filings to show the beginning balance of your auction rate securities at January 1, 2008, the decrease in value due to your sale during the quarter and the decrease due to the unrealized loss included in accumulated other comprehensive income or explain to us how you determined your current presentation complies with the disclosure requirements of SFAS 157, Fair Value Measurements.

Response 7: As of December 31, 2007, the fair value of the Company’s investment in auction rate securities was determined based on quoted prices observed in active auction markets (Level 1 inputs). Due to the market disruptions occurring during the first quarter of 2008 and the widespread failures within the auction market, there was an absence of observable market quotes at March 31, 2008. Accordingly, as of March 31, 2008, the Company began valuing its investment in auction rate securities based on significant unobservable (Level 3) inputs.

Accordingly, the reconciliation of fair value measurements using significant unobservable inputs reflects a beginning balance of zero at December 31, 2007, a transfer from Level 1 to Level 3 at March 31, 2008, and a decrease due to unrealized losses included in other comprehensive income at March 31, 2008, summing to the total ending book value of the Company’s investment in auction rate securities as of March 31, 2008. As the transfer from Level 1 to Level 3 occurred in connection with the valuation performed at March 31, 2008, there were no purchases or sales of auction rate securities following the transfer from Level 1 to Level 3 to be reported.

The Company believes that the current presentation in its Form 10-Q complies with the requirements of SFAS No. 157, “Fair Value Measurements.”

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 704.849.0860, ext. 101. Thank you for your time and attention.

Sincerely, /s/ Mark D. Roberson Mark D. Roberson Chief Financial Officer

cc:	Securities and Exchange Commission
Mr. Dale Welcome
Mr. John Cash

PokerTek, Inc.
Mr. Christopher J.C. Halligan
Mr. Daniel M. Lascell